# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vine Hill Capital Investment Corp., CIK 0002025396
CUSIP: G93Y09107
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 500 E Broward Blvd, Suite 1710, Fort Lauderdale, Florida (FL), 33394
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002029854

## Reporting persons
- Vine Hill Capital Sponsor I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,333,334; sole dispositive power 0; shared dispositive power 7,333,334; aggregate amount beneficially owned 7,333,334 (25% of the class)
  Comment: (1) See Item 4. The Reporting Person owns 7,333,334 Class B ordinary shares of the Issuer, which are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280880). Vine Hill Capital Sponsor I LLC is the record holder of the shares reported herein. Mr. Petruska is the managing member of Vine Hill Capital Sponsor I LLC. As such, Mr. Petruska may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Vine Hill Capital Sponsor I LLC. Mr. Petruska disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Petruska may have therein, directly or indirectly.
  
  (2) Excludes 5,500,000 Class A ordinary shares that may be purchased by exercising warrants that are not presently exercisable.
- Nicholas Petruska: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,333,334; sole dispositive power 0; shared dispositive power 7,333,334; aggregate amount beneficially owned 7,333,334 (25% of the class)
  Comment: (1) See Item 4. The Reporting Person owns 7,333,334 Class B ordinary shares of the Issuer, which are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280880). Vine Hill Capital Sponsor I LLC is the record holder of the shares reported herein. Mr. Petruska is the managing member of Vine Hill Capital Sponsor I LLC. As such, Mr. Petruska may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Vine Hill Capital Sponsor I LLC. Mr. Petruska disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Petruska may have therein, directly or indirectly.
  
  (2) Excludes 5,500,000 Class A ordinary shares that may be purchased by exercising warrants that are not presently exercisable.

## Item 1. Issuer
Name of issuer: Vine Hill Capital Investment Corp.
Address of issuer's principal executive offices: 500 E Broward Blvd., Suite 1710, Fort Lauderdale, FL 33394

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Vine Hill Capital Sponsor I LLC and Nicholas Petruska (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: 500 E Broward Blvd., Suite 1710, Fort Lauderdale, FL 33394
Citizenship: Vine Hill Capital Sponsor I LLC is a limited liability company formed in Delaware. Nicholas Petruska is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 7,333,334 of the Issuer's Class A ordinary shares.
Percent of class:
This represents 25% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the issued and outstanding Class B ordinary shares of the Issuer. The Class B ordinary shares are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280880).

The percentages used in this Schedule 13G are based on 22,000,000 of the Issuer's Class A ordinary shares and 7,333,334 of the Issuer's Class B ordinary shares issued and outstanding as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Vine Hill Capital Sponsor I LLC is the record holder of the 7,333,334 shares reported herein. Mr. Petruska is the managing member of Vine Hill Capital Sponsor I LLC. As such, Mr. Petruska may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Vine Hill Capital Sponsor I LLC. Mr. Petruska disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Petruska may have therein, directly or indirectly.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: Vine Hill Capital Sponsor I LLC is the record holder of the 7,333,334 shares reported herein. Mr. Petruska is the managing member of Vine Hill Capital Sponsor I LLC. As such, Mr. Petruska may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Vine Hill Capital Sponsor I LLC. Mr. Petruska disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Petruska may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Vine Hill Capital Sponsor I LLC: /s/ Nicholas Petruska, Nicholas Petruska/Managing Member (02/13/2025)
- Nicholas Petruska: /s/ Nicholas Petruska, Nicholas Petruska (02/13/2025)